Exhibit 99.1

CORPORATE PARTICIPANTS

Jason Stanley Tidewater Inc. - Director of IR

John T. Rynd Tidewater Inc. - President, CEO & Director

Quinn P. Fanning Tidewater Inc. - Executive VP & CFO

Quintin V. Kneen Gulfmark Offshore, Inc. - President, CEO & Director

CONFERENCE CALL PARTICIPANTS

James Carlyle West ISI Group Inc., Research Division - Former Senior MD and Research Analyst

James Knowlton Wicklund Crédit Suisse AG, Research Division - MD

Michael William Urban Seaport Global Securities LLC, Research Division - MD & Senior Analyst

Turner Holm Clarksons Platou Securities AS, Research Division - Director

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the Tidewater/GulfMark Offshore Combination Creates global Offshore Leader call. (Operator Instructions) As a reminder, this call is being recorded. I would like to turn the call over to Mr. Jason Stanley. You may begin, sir.

Jason Stanley Tidewater Inc. - Director of IR

Thank you, Michelle. Hello, and thank you for joining our call today to discuss the proposed combination of Tidewater and GulfMark. I would direct you to the forward-looking statements slide in the presentation deck we are about to review, which will also be available in the Investor section of the Tidewater website and was issued with the press release earlier this morning.

I will now turn the call over to Tidewater's President and CEO, John Rynd.

John T. Rynd Tidewater Inc. - President, CEO & Director

Thank you, Jason. I want to thank everyone for joining us for the call, including investors, analysts, customers and employees of both of these great companies to discuss the creation of a leading global OSV provider.

I am joined today by our CFO, Quinn Fanning and GulfMark's President and CEO, Quintin Kneen. Jason covered our forward-looking statements, which I encourage you to read.

Before we get to the slides, I want to invite Quintin Kneen from GulfMark to offer a few thoughts on the combination.

Quintin V. Kneen Gulfmark Offshore, Inc. - President, CEO & Director

Thank you, John. GulfMark, and I personally, have been strong advocates for OSV industry consolidation for some time. As a larger company with a strong balance sheet, I see significant opportunities for both companies' stockholders, employees and customers. Our two companies have been evaluating a potential combination for several months, and I am fully confident the synergy expectations that John will be outlining today are realistic.

We have been working on specific synergies related to this combination since the merger discussions began. But in a larger sense, each company has been working on ideas and concepts independently throughout the downturn related to enhancing productivity and shore-based scalability. By leveraging the combined talents of both organizations, I am convinced no other OSV company in the world will have higher safety and operating performance or operate as efficiently at those levels.

In the coming months, John and I, and our teams will be developing more formal plans for integrating these two great companies. I am confident this combination will create significant value for our respective stockholders as well as create many excellent opportunities for the GulfMark team.

John, I look forward to working with you and after the prepared remarks, I am happy to answer any questions that analysts or investors may have today.

John T. Rynd Tidewater Inc. - President, CEO & Director

Thank you, Quintin. Moving on to the presentation, we are both very pleased to announce today that Tidewater has entered into a definitive agreement to combine with GulfMark in an all-stock transaction. The combination creates a global offshore support vessel market leader and the company that is best positioned for growth as the sector heads towards recovery.

This transaction expands market access for both companies and increases scale. We believe the combined company will be well-positioned for future top line and bottom line growth.

The transaction is expected to be accretive for 2019 EBITDA and is anticipated to deliver approximately $30 million in annual run rate cost synergies by the fourth quarter of 2019 as well as potential revenue synergies resulting from redeploying under-utilized assets across the combined company's broad operating footprint.

Importantly, the transaction provides both GulfMark and Tidewater stockholders with the opportunity to participate in the upside potential of the combined company.

At Tidewater, we have been saying for some time that we believe we are uniquely positioned to both lead and benefit from the consolidation of the offshore support vessel industry. We are one of only few companies with both the operational and financial profile to provide cost-effective global solutions to our customers through the ups and downs of the oilfield cycle.

GulfMark is another such company.

Since our reorganization last year, one of the key aspects of our strategy has been to optimize our fleet to enhance safety, meet the increasingly complex needs of our customers, and of course, be in the best position to capitalize on a market recovery. This transaction accelerates our progress towards these goals.

This transaction, if consummated, will provide total value to GulfMark security holders of approximately $340 million, based on Tidewater's July 13 closing price of $30.62 per share.

In particular, 11 million Tidewater common shares will be issued to, or set aside for, holders of GulfMark common shares and noteholder warrants. The agreed 1.1x exchange ratio is essentially an at-market deal based on Friday's close.

Tidewater shares issued to GulfMark stockholders and holders of GulfMark noteholder warrants will represent a 27% beneficial ownership in the combined company, or 26% ownership on a fully diluted basis.

Holders of GulfMark's noteholder warrants will receive rights to receive Tidewater's common shares on essentially the same basis as GulfMark stockholders, but like Tidewater's existing creditor warrants, exercise will be subject to Jones Act-related restrictions on maximum ownership of shares by non-U.S. citizens.

Concurrent with closing, we expect to repay $100 million of existing GulfMark debt.

Quite simply, this transaction creates the largest and strongest global OSV company by all key metrics, including fleet size, fleet quality, operating footprint, enterprise and equity value.

Moving to Slide 2. The combined company will be a leader in the global OSV market and will be well exposed to the recovering North Sea market. The transaction is not predicated upon the North Sea led OSV recovery, but clearly the combined company will be a primary beneficiary if that is how things play out over the coming quarters. In particular, through this business combination, Tidewater will add 21 Tier 1 vessels and together the company will own and operate 102 Tier 1 vessels with an average age of approximately 6.5 years.

The total owned and operated fleet of the combined company will include approximately 275 vessels, approximately 175 of which are currently active.

We believe this transaction significantly enhances our ability to compete and to win business globally. The all-equity transaction preserves our balance sheet strength and liquidity, thereby buffering us against further market volatility. We believe that the proposed transaction also enhances our ability to grow organically and pursue possible additional acquisitions.

The combined company's broad operating footprint should also facilitate improved utilization over time.

We also see an opportunity to achieve significant cost and operational synergies as we continue to rationalize shore-based support and capitalize on the combined Tidewater/GulfMark operating footprint.

We believe the similarities between our businesses, our shared commitment to safe operations, cost-efficiency and financial discipline will result in a straightforward integration process that will quickly yield tangible benefits.

As Quintin noted, we have had detailed discussions about integration, and believe the majority of identified cost synergies can be realized within a couple of quarters following closing.

As shown on Slide 3, with the completion of this transaction, we will have the industry's largest OSV fleet. We believe that, like the global scope of Tidewater's operations, scale matters.

For over 60 years, we have been successful in delivering an exceptional record of safe operations and responsible environmental stewardship. We maintain - and will continue to maintain - a best-in-class global compliance program as these values are shared by GulfMark.

In addition to overhead absorption benefits, scale also allows us to sustain our commitment to maintaining an industry-leading fleet that is well-suited to our customer's offshore exploration, development and production activities, which are increasingly moving into deeper waters and more remote regions of the world.

Scale also enables us to better anticipate and adapt to changes in the global oil and gas markets. The combined company will be better positioned to achieve and sustain market leadership during both healthy and challenging market conditions, allowing us to operate with an enhanced focus on longer-term trends.

In particular, we believe that targeted investments and strategic growth opportunities will drive value for all stakeholders.

As you can see on it Slide 4, we will have the industry's broadest global operating footprint. The combination of GulfMark with our Norway-based Troms operation will establish Tidewater as a bigger player in the key North Sea market, both in regards to the U.K. and Norwegian sectors.

As we have both discussed in our respective earnings conference calls, the North Sea is seeing improved activity levels. It is expected to continue to benefit from an industry recovery given its large development fields and further decommissioning activity.

Tidewater's global operating footprint should also allow for the redeployment of under-utilized GulfMark vessels, particularly in regards to the mid-water vessels historically operated within GulfMark's Americas region.

While the enhancement to Tidewater's North Sea operation is the primary geo market benefit of the transaction, this deal will also strengthen our footprint in the Americas, particularly in the U.S. Gulf of Mexico, the Caribbean Sea and offshore areas along the northern coast of South America.

Slide 5 profiles the company's combined fleet and highlights the addition of 21 vessels that we consider to be Tier 1 equipment, which are the larger, newer and more technically sophisticated vessels. These vessels generally support exploration and development drilling activities and, as a result, should have the greatest upside potential in improving OSV sector.

As Tidewater has considered potential acquisitions and business combinations, accretion to asset quality has been a primary objective. We think the acquisition of GulfMark fleet very much checks this box.

Our analysis of the GulfMark fleet suggests that implied price for Tier 1 vessels acquired of $12 million to $13 million.

This price per ship is obviously well below replacement cost. It is also at or below current charter-free, second-hand vessel values.

The deal is a needle mover for Tidewater, and we believe the cost per acquired ship is compelling.

While Tidewater currently trades well south of these levels, it is unlikely that Tidewater could acquire significant tonnage at these prices if it was done on a vessel-by-vessel basis.

A GulfMark combination also comes with contract cover, customer relationships and a high quality onshore and offshore team. The proposed combination also brings with it scope for significant cost and other synergies.

Turning to Slide 6, given the volatility of the OSV business, it is also important to underscore that we will continue to have the strongest financial position in the OSV sector.

We are pleased that, concurrent with closing, we will be in a position to repay $100 million of GulfMark debt.

As noted in our press release, the combined company will have an equity value of approximately $1.25 billion, based on Tidewater's closing price last Friday. Pro forma net debt should be approximately $100 million.

Net debt and net book capital will be less than 10%, and our only significant debt maturity will be in 2022. Pro forma cash is expected to be in excess of $300 million.

We also believe that, in due course, the combined company will have access to the capital and credit markets on more favorable terms than the two companies would likely be able to achieve on a stand-alone basis.

As you all know, both companies completed financial restructurings last year, so maintaining financial strength and financial flexibility is important, and by doing so, we are well positioned to lead the market in a recovery, both in regards to organic growth and the ability to pursue additional acquisitions or other opportunities that may arise.

We are in the same core business and both companies are headquartered in Houston. As a result, we believe the combination of Tidewater and GulfMark carried the lowest integration risk relative to other potentially available opportunities.

As detailed on Slide 7, both companies will continue to execute on stand-alone cost-reduction initiatives. In addition to these ongoing efforts, we see the opportunity to achieve approximately $30 million of incremental, transaction-related cost synergies.

The combination of stand-alone cost reductions and transaction-related synergies should allow us to reduce run rate G&A, excluding stock-based compensation expense, to approximately $100 million.

We look forward to collaborating with the GulfMark team to establish best practice processes and systems for the combined company going forward.

Let me walk you through how we are thinking about the ability to deliver strong results in regards to vessel operating margin.

As you will see on Slide 8, the two companies' combined vessel operating margin for the 12 months ended March 21, 2018, was approximately $127 million.

In a market recovery, utilization should improve to approximately 85% for active vessels, including 82 Tier 1 vessels and 91 non-Tier 1 vessels.

With an increase in offshore drilling activity, the combined company should also be able to quickly reactivate 20 currently-idle Tier 1 vessels.

The combination of higher active vessel utilization and additional active vessels could yield in excess of $100 million in additional annual vessel operating margin.

With potentially higher average day rates in a recovering market, the impact on vessel operating margin could also be significant.

To give you a sense of the sensitivity of operating margins to higher industry-wide average day rates, if we were to assume overall active utilization of 85% and 20 incremental working vessels over and above the two companies' respective active fleets during the 12 months ended March 31, 2018, and also assume no OpEx inflation, each $1,000 day of rate increase on the Tier 1 vessels could result in an annual incremental vessel operating margin of approximately $45 million.

This analysis also assumes $500 day increase in average day rate for the active non-Tier 1 vessels.

If we were to assume somewhat stronger market conditions, a $5,000 a day increase in average day rates on the Tier 1 vessels (and a $2,500 per day increase in average day rates on the non-Tier 1 vessels), would put the combined company on a path towards more than $450 million of annual vessel operating margin, or about 50% of the company's combined vessel operating margin at the last industry peak in 2014.

For context, in the intermediate term, we estimate the combined company's pro forma fixed charge burden, including $100 million of G&A, interest expense, taxes and dry dock costs to be approximately $150 million to $175 million. So while recent results suggest essentially a cash flow breakeven, free cash flow in a better OSV market could be significant.

Obviously, there are no guarantees that we can get back to either the levels of vessel operating margin presented in the sensitivity analysis on Slide 8, or those realized by the two companies in 2014, but this sensitivity analysis should give you a sense of the combined company's significant operating leverage in recovering OSV sector.

Turning to Slide 9, the offshore support vessel business remains highly fragmented, and it is still characterized by broad-based financial distress. If rationality prevails, additional consolidation should take place in the coming years.

Given the strong pro forma financial profile of the combined Tidewater and GulfMark, the combined company will be well positioned to consider additional M&A in the future.

Whether or not additional consolidation happens, the combined company is well positioned for organic growth, given our ability to fund the reactivation of currently-idle vessels.

The combined company will retain the Tidewater brand and will be led by me as President and CEO.

As we noted in our press release, the Board of Directors will be expanded from seven to ten seats, with GulfMark selecting three new members for the combined company's expanded board.

The transaction is subject to Tidewater and GulfMark stockholder approvals and other customary closing conditions.

As to timing, we plan to report earnings and make requisite SEC filings in August and we hope to be able the deal will close in the fourth quarter.

Our last slide reiterates our view of the benefits of the transaction we announced this morning.

In particular, we think this transaction provides long-term benefits to employees, customers and stockholders.

Speaking of employees, our success is (and will continue to be) made possible by our highly-trained and experienced people. We are excited to be able to offer expanded professional growth opportunities for both the Tidewater and GulfMark teams. We are, and will continue to be, the industry leader, with unparalleled financial strength, at least within the OSV industry.

We remain committed to recruiting, training and retaining the best people in an increasingly competitive industry. Our corporate cultures have a lot in common, and we look forward to collaborating to execute on our shared mission to operate safely, in compliance with all applicable laws, and with a commitment to minimizing environmental impacts of our operational activities.

We expect to be leaders in the development of the next generation of specialized marine support vessels, and are committed to preserving our financial strength through a focus on cash generation, maintaining a strong financial profile and disciplined capital management.

We believe high quality people, high quality assets, a global operating footprint and a strong financial profile will positively differentiate Tidewater as both a service provider and a contract counterparty with our customers.

This transaction expands market access for both companies and increases scale. As a result, the combined company will be well-positioned for differentiated growth as the sector recovers.

The transaction is expected to be accretive to EBITDA in 2019 and is anticipated to deliver significant synergies.

Importantly, this transaction provides GulfMark stockholders with the opportunity to participate in the upside potential of the combined company.

At Tidewater, we recognize that in today's competitive and dynamic environment, continued industry leadership demands not just the operating excellence we have demonstrated in the past, but experience, creativity and continuous drive for safe operations and exceptional customer service. These values have served the company well for over 60 years.

Together, we will have a young, large fleet and the broadest global operating footprint. We also believe that we will have the best team in the industry to execute our business plan.

We believe we will see improved vessel utilization over the coming quarters and the potential to materially expand margins as the market recovers.

We very much look forward to collaborating with the GulfMark team to capitalize on the opportunities this transaction creates for both our employees and our customers.

As managers of a public company, we recognize that we are stewards, tasked with managing capital and assets on behalf of others. Our focus is on delivering strong financial results and through-cycle growth for our stockholders.

Our intent is to be a "must own" stock for investors that are focused on the offshore energy space and to deliver results for those that have entrusted their capital to the combined company's Board of Directors and executive management team.

Again, thank you for joining the call. Quintin, Quinn and I are available to address your questions. Michelle, please open the line for questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) Our first question comes from James West of Evercore ISI.

James Carlyle West ISI Group Inc., Research Division - Former Senior MD and Research Analyst

Thanks and good morning.

John Rynd: Thank you, and good morning.

James Carlyle West ISI Group Inc., Research Division - Former Senior MD and Research Analyst

Congratulations on the transaction. So, John, I guess, my first question is, there are a lot of companies out there, there are some -- that are in various stages of distress and you chose GulfMark. I am curious, I understand the asset quality and the certain geographic positioning that they provide that perhaps it is of a benefit to Tidewater. Why GulfMark? Why not someone else? Or is it just a, I mean, maybe they are willing at this point?

John T. Rynd Tidewater Inc. - President, CEO & Director

James, I think, good question. I think that obviously, we touched on it in the prepared remarks. Accretive to asset quality, does not impair the balance sheet, does not eat up our liquidity, and gives more liquidity in the stock. So I think, overall, it's expanding the footprint, which will drive a lot of synergies throughout the combined companies. It is a very compelling transaction.

James Carlyle West ISI Group Inc., Research Division - Former Senior MD and Research Analyst

Okay. Fair enough. And then, John, maybe Quintin, you want to jump in here, but on the North Sea, that is the the offshore market in the world that is really tight and significantly at least for in Norway and the Norwegian sector for rigs and I assume so for supply vessels. We have heard some vessel spot rates moving up significantly during the summer season here. Just maybe comment on what you are seeing in that market and how you expect that market to play out over the next couple of quarters and the setup for early 2019?

Quintin V. Kneen Gulfmark Offshore, Inc. - President, CEO & Director

So this is Quintin. I will take that one, and of course, Quinn and John can add in accordingly. But, we are definitely seeing progressive recovery in the North Sea market. On the last GulfMark earnings conference call, I indicated an expectation of day rates going up 20% quarter-over-quarter, on a sequential quarter basis. And it is probably closer to the mid-teens, but still a significant increase and more of an increase than we are seeing anywhere else in the world in today's OSV market. I would say that like every recovering market, there is going to be ebbs and flows. We had more vessels coming out of layup than I anticipated in Q2, and that has dampened prices for a period in mid-May, but as you indicated, we are starting to see that market tighten up again. You may recall, in Q3 of last year, the markets spiked in the North Sea. We would not be surprised if we see that again. What prevents the North Sea market from tightening, are additional vessels coming out of layup, it's getting very late in the work season for rational operators to bring vessels out of layup. And so my belief is that we may actually see a Q3 that is nicely stronger than Q2. Now as we go into Q4 - so I will take your question literally in the next couple of quarters - as we go into Q4, I do expect the typical calendar year seasonality in the North Sea and we might even find it a bit more pronounced this year, just because so many vessels have come out of layup in the North Sea this year.

James Carlyle West ISI Group Inc., Research Division - Former Senior MD and Research Analyst

Okay. That is very helpful. And then, I guess just to finish up here with the North Sea, the ebbs and flows that you mentioned Quintin there, we obviously have an election coming up in Brazil but that could lead to... well get past the election, we got a lot of activity coming in '19. If we firm Brazil up in '19, does that not firm up the North Sea and West Africa all at the same time and lead to kind of what could be a very robust recovery next year?

Quintin V. Kneen Gulfmark Offshore, Inc. - President, CEO & Director

Well, you definitely know that the sophisticated drilling that goes on in offshore Brazil is very similar to offshore West Africa and in the North Sea. And where they are going to find the vessels to do the work in Brazil is from West Africa and the North Sea, and yes, I do expect strengthening Brazil to help both of those markets going forward.

James Carlyle West ISI Group Inc., Research Division - Former Senior MD and Research Analyst

Okay, got it. Thanks guys, and congratulations, again.

John Rynd: Thank you.

Operator

Our next question comes from Turner Holm of Clarksons Platou.

Turner Holm Clarksons Platou Securities AS, Research Division - Director

Congratulations on the deal. I think it makes a ton of sense and glad to see it come to fruition. Maybe Quinn, I will start with you for the first question. Can you just walk us through the cost synergies and kind of time line that you might expect to achieve that $30 million to $45 million?

Quinn P. Fanning Tidewater Inc. - Executive VP & CFO

Thanks, Turner. I appreciate you dialing in. Well, as you saw in the slide that John walked through, we expect run rate G&A for the combined company's post realization of synergies, which are primarily cost synergies, to be approximately $100 million, excluding stock-based compensation expense.

If you can just dis-aggregate that $45 million delta relative to the last 12 months of the two companies, as Quintin mentioned and John mentioned as well, there continues to be cost rationalization taking place both at GulfMark and Tidewater. We believe as we exit 2018, there is an incremental $15 million of cost savings relative to the trailing 12 months. And what we would have you focus on is the $30 million of transaction-related synergies that really is a product of the two companies combining, as opposed to ongoing self-help efforts.

There are other synergies that we believe will be realized that are not included in that $30 million number, the most significant of which, in our view, is the ability to use the broader Tidewater chess board, if you will, as we think about moving ships to their highest and best use. GulfMark was a significant player in the U.S. Gulf of Mexico, particularly as they completed the Rigdon transaction a number of years ago. I think, in fairness, those would be considered mid-water vessels today, and their highest and best use is probably outside of the Gulf of Mexico. I think what Tidewater brings to the table is the potential to redeploy some of those vessels - be it to South America, the African coast, or elements of the Middle East. So, I think, the synergies are many here, but the ones that we would probably focus on over the next couple of quarters, and quite frankly, a big underpinning of this transaction is the $30 million of cost savings that we do not think either company could achieve by themselves.Does that answer your question?

Turner Holm Clarksons Platou Securities AS, Research Division - Director

Sure. And to follow up on that $30 million, if you look at the $100 million that you are talking about, maybe achieving by the end of Q4 '19, and you look at the active fleet that you posted in the presentation here of 173 vessels pro forma at the end of the second quarter, I guess, you come to a SG&A number per active vessel of a little under $600,000. Do you think that is kind of where it is? Or do you think that there would be a potential to take that down further? Or would that require further moves in terms of consolidation and adding more to your sort of active fleet complement?

Quinn P. Fanning Tidewater Inc. - Executive VP & CFO

I think the first task at hand is to realize, and realize quickly, the identified cost savings of $30 million. Sure, there would be absorption benefits that you can realize with a large fleet, but at least, as a near-term goal, we would like to get to that $100 million run rate and to the extent that there is incremental revenue, be it from adding vessels to the fleet or rate increases flowing from an industry-wide market recovery, sure, you can certainly see G&A fall as a percentage of revenue or dollars per active vessel, particularly as you start reactivating currently under-utilized, or inactive equipment. But at least as an interim goal we want to realize the $30 million of synergies. And obviously between today and closing, the companies will continue to reduce cost as appropriate on their own.

Turner Holm Clarksons Platou Securities AS, Research Division - Director

Sure. That $30 million would be fantastic achievement in itself. And with regards to the revenue synergies that you mentioned and the potential revenue synergies, it sounds like you have taken a look at that. Is there any sense of that under-utilized kind of mid-water fleet. I think it is 24, 25 vessels maybe, I do not know - high-teens are stacked now. How many of those you think you might be able to get back to work? And what kind of time frame do you have in mind?

Quinn P. Fanning Tidewater Inc. - Executive VP & CFO

I think we will sort through that during the integration planning. What we do know is that -- at least as a common view, I should say, between GulfMark and Tidewater -- that the vessels that are currently in the U.S. Gulf of Mexico and owned my GulfMark may have a better chance of working elsewhere. The timing, what number of those vessels go back to work I think is ultimately a function of supply and demand. But we think it is real, and we think it is something that we could execute upon relatively quickly if there is demand to put the vessels to work.

Turner Holm Clarksons Platou Securities AS, Research Division - Director

Okay. Very Good. Thank you very much. And again, congratulations on the deal.

Quinn P. Fanning: Thank you, Turner.

John Rynd: Thank you.

Operator

Our next question comes from Jim Wicklund of Crédit Suisse.

James Knowlton Wicklund Crédit Suisse AG, Research Division - MD

Congratulations. Well done.

John Rynd: Thank you.

James Knowlton Wicklund Crédit Suisse AG, Research Division - MD

It looks like revenues bottomed in the first quarter. So you have caught your timing beautifully in this, so congratulations. The commentary about the North Sea is interesting. Can you talk about which is the worst market? Obviously, as a total bottom line company, things have improved but do we have any markets where things are still getting worse?

John T. Rynd Tidewater Inc. - President, CEO & Director

I would say Southeast Asia probably leads the pack of being the worst.

James Knowlton Wicklund Crédit Suisse AG, Research Division - MD

That would be right considering how many boats are coming out, or still coming out of the shipyards. Do you have a tally of how many more boats are left to come into the market from the current order books?

Quintin V. Kneen Gulfmark Offshore, Inc. - President, CEO & Director

At least 100, Jim.

James Knowlton Wicklund Crédit Suisse AG, Research Division - MD

Okay. And your note on your Slide 3, under all others, there is about 2,400 vessels and about 400 owners. In a recovery, can you talk about the market dynamics of who wins: the biggest consolidated company in the world, or 400 individual owners who are really anxious to have their boats put back to work? Can you talk about the dynamics and where do you think that falls out?

John T. Rynd Tidewater Inc. - President, CEO & Director

Jim, I think, that is a very good question. I think that our view is with our financial profile; we will be able to reactivate the vessels in the rising market with our cash position and our global footprint. So we have got the biggest lens to see the world. I think the challenge for some of the owners as we talked about in the prepared remarks, there is a lot of financial distress still in the OSV market and they really going to have access to capital to reactivate a vessel that is going to be, pick a number low end of $1 million, high end $2 million? And if this thing drags along bottom, some of these vessels now are going to be stacked 5 and 6 years. And so you have got increased cost and then your customer, what is their appetite is going to be when they have other options from high-quality providers of assets to take a chance on a 5 to 6 year old stacked vessel at a smaller less capitalized company? It is like we said in the prepared remarks, I mean, the counter party risk with Tidewater is excellent and they are assuming counter party risk if they go to some of the other providers.

James Knowlton Wicklund Crédit Suisse AG, Research Division - MD

Okay. That is helpful. And your commentary on capital discipline and stewards of capital are appreciated. But, I have to say that you have always in your history shown a good leaning towards that anyway. So that comes as no surprise. Gentlemen, thanks very much. Best of luck.

John Rynd: Thank you.

Operator

Our next question comes from Mike Urban of Seaport Global.

Michael William Urban Seaport Global Securities LLC, Research Division - MD & Senior Analyst

Thanks, good morning, and congratulations as well.

John Rynd: Good morning.

Michael William Urban

Seaport Global Securities LLC, Research Division - MD & Senior Analyst

So, can you kind of talk a good bit about the cost synergies and a little bit about the potential revenue synergies. Are there other opportunities out there for instance, the markets or customers where you do not overlap, or certain markets where either side does not offer a certain vessel class to a certain customer, or is that something you could look at as well?

Quinn P. Fanning Tidewater Inc. - Executive VP & CFO

The most significant overlap was in the North Sea. GulfMark had the three reporting segments, Americas like us, but their business was more concentrated in the U.S. Gulf of Mexico, and to a lesser extent, the Caribbean Sea. Tidewater obviously has significant operations in Mexico and Brazil as well. There is some overlap in Southeast Asia, but in fairness, both companies I think have migrated equipment westward, particularly as the supply overhang somewhat driven by lot of the Chinese new builds has somewhat overwhelmed that market. So at least from our perspective, as John mentioned, the North Sea is the geo market that we would point to as the primary benefit of the transaction, over and above what we believe is the cost-reduction opportunities and the associated overhead absorption benefit. I guess, as you think about customers and things like that, this is a business that I am sure, whether you talk to Exxon, Shell, BP or whatever, when it comes to rig operators and vessel operators, there is a hand full, or maybe a more than a handful, of companies that they are willing to work with and once you qualify on a technical basis, there is certainly a lot of competition and price-based competition that remains in the business. So I would not say that GulfMark introduces Tidewater to a new super major, but sure, I mean, they have better relationships in one spot and we may have better relationships in other spot, but it is still a very competitive business, remains highly fragmented. And as John mentioned, we think the combined company brings with it a couple of points of positive differentiation, which we think ultimately manifests itself in a larger share of the available revenue.

Michael William Urban Seaport Global Securities LLC, Research Division - MD & Senior Analyst

Got you. And are there any opportunities for additional fleet rationalization above and beyond with the two companies' individually, especially with respect to the stacked non-Tier 1 vessels, just given the greater scale and as you mentioned the ability to migrate assets around the world? So, just wanted to know if this gives you the opportunity to kind of reduce the capacity overhang in the industry?

John T. Rynd Tidewater Inc. - President, CEO & Director

Thanks, Mike. I think we, year-to-date, have sold or scrapped 23 vessels, and we have more teed up to try to get through the shoot. And I think, Quintin and his team have done a good job of evaluating their assets, which ones need to be sold or scrapped. And I think as we dig in further in the integration, that number may grow as we look at where we can place our respective assets that may make one of our respective assets no longer at the top of the list and move to the bottom of the list and go to the sale or scrap pile. So, again, that is part of the early-on evaluation as we get into the integration.

Quinn P. Fanning Tidewater Inc. - Executive VP & CFO

If I could add. I mean, one of the things that GulfMark brings to the table from our perspective, it is not a primary focus of the transaction, but I would say an ancillary benefit, is the vessels that would be likely disposition candidates for GulfMark tend to be the midsize PSVs and, as a result, those are the types of vessels that have a greater interest outside of the oil and gas market. Small AHTS or towing supply vessels are great ships in the oil and gas business, but their fuel consumption is such that it may not be the best fishing, shrimping, Caribbean cargo trade, Panama canal support type vessels. And if you were to look at the GulfMark fleet for a potential disposition alternatives, I think, this is consistent with Quintin's comments on the last earnings conference call that GulfMark had. Those are the types of vessels that potentially have a broader market as you think about the further pruning of the fleet.

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Michael William Urban Seaport Global Securities LLC, Research Division - MD & Senior Analyst

Thank you. That is all for me.

There are no further questions at this time. Ladies and gentlemen, thank you for participating in today's conference. This does conclude the program and you may all disconnect. Everyone, have a great day.

John T. Rynd Tidewater Inc. - President, CEO & Director

Thank you very much.

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